June 13, 2005



Mr. Albert L. Reese, Jr.
Chief Financial Officer
ATP Oil and Gas Corporation
4600 Post Oak Place, Suite 200
Houston, Texas 77027


	Re:	ATP Oil and Gas Corporation
		Form 10-K for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-K/A for Fiscal Year Ended December 31, 2004
Filed April 29, 2005
		Form 10-Q for Fiscal Quarter Ended March 31, 2005
      Filed May 10, 2005
		File No. 0-32261


Dear Mr. Reese:

      We have reviewed your filings and have the following comments.
We have limited our review of your filings to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the Fiscal Year Ended December 31, 2004

Management`s Discussion and Analysis, page 30

Results of Operations Table, page 34

1. Please reconcile total revenues in this table of $65,236 and $86,036 for the periods ended December 31, 2003 and 2002 to the amounts presented in your Consolidated Statements of Operations of $70,151 and $80,017.

Contractual Obligations, page 40

2. Please reconcile total long-term debt in your table of contractual obligations of $218,438 to the total amount presented in your Consolidated Balance Sheets as of December 31, 2004 for short-term and long-term debt of $210,309.

Financial Statements

Consolidated Statements of Comprehensive Income (Loss), page F-8

3. The guidance in paragraph 25 of SFAS 130, requires the disclosure of income tax expense or benefit allocated to each component of other comprehensive income, either on the face of the statement in which those components are displayed, or in the notes to your financial statements.

Exhibits 31.1 and 31.2

4. We note your reference to Exchange Act Rules 13a-14 and 15d-14 for the definitions of disclosure controls and procedures. In conjunction with Release No. 33-8238, effective August 14, 2003, these definitions now reside in Exchange Act Rules 13a-15(f) and 15d-
15(f).

Form 10-K/A for the Fiscal Year Ended December 31, 2004

Exhibits 31.1 and 31.2

5. We note your certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 does not include the introductory language required in paragraph 4, referring to the certifying officers` responsibility for establishing and maintaining internal control over financial reporting for the company, or paragraph 4(b). Please note that the introductory language and paragraph 4(b) became mandatory once you were required to include management`s internal control report and the related attestation report of your independent accountants in your annual report. You may refer to Release No. 33-
8238, Item III.E., Discussion of Amendments Related to Certifications, Transition Period, at
<http://www.sec.gov/rules/final/33-8238.htm#iiie> for further guidance.

Form 10-Q for the Fiscal Quarter Ended March 31, 2005

Note 3 - Asset Retirement Obligations, page 7

6. Please disclose the reasons you believe it is appropriate to reduce your asset retirement obligation for liabilities incurred, so that it is clear how your accounting complies with the guidance in paragraphs 13 through 15 of SFAS 143.

Engineering Comments

Our Business Strategy, page 6

7. We note your statement, "From the inception of operations through
March 25, 2005, we have successfully brought to production 37 out of
38 projects from previously undeveloped reservoirs, a 97% success ratio." Please furnish us with a spreadsheet comparison between the pre-drill gross proved undeveloped reserves for each of these 37 projects and the current gross proved estimated ultimate recovery for these same projects. Reconcile the gross figures to your disclosed net volumes. Explain any obviously large differences between pre-drill and post-drill figures. Specifically address whether 3-D seismic interpretation was used to estimate proved reservoir dimensions. Include the original projected PUD drill dates and capital costs and the actual capital expenditures and spud dates. You may contact us for assistance in this or any other matter.

Oil and Natural Gas Reserves, page F-27

8. We note that 78% of your disclosed proved reserves are undeveloped. Please submit to us the petroleum engineering reports - in hard copy and electronic spreadsheet format - you used as the basis for your year-end 2004 proved reserve disclosures. The report should include one-line recaps for each property sorted by field and by present worth within each proved reserve category including the estimated date of first production and anticipated capital costs - including abandonment - for your proved undeveloped properties.

Closing Comments

       Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.
	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Jennifer Goeken at (202) 551-3721, Karl
Hiller,
Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. Please contact me at (202) 551-3740 with any other questions.

								Sincerely,


								H. Roger Schwall
								Assistant Director
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Mr. Reese
ATP Oil and Gas Corporation
June 13, 2005
Page 1




UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05